UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                                            Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).                                                Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).                                                Yes  ☐     No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offerings of Common Units

In connection with a previously announced public offering (the “Public Offering”) of common units representing limited partner interests (“Common Units”) in Golar LNG Partners LP (the “Partnership”), the Partnership and Golar LNG Limited (“Golar”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. (the “Underwriters”) and certain other parties, pursuant to which the Partnership and Golar agreed to sell, and the Underwriters agreed to buy, 5,100,000 Common Units and 3,400,000 Common Units, respectively, at a price of $29.10 per Common Unit.  The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-181094).  The Public Offering is expected to close on December 11, 2013, subject to customary closing conditions. The Underwriting Agreement is attached hereto as Exhibit 1.1.

Golar Igloo Acquisition

As previously announced, the Partnership has entered into a Purchase, Sale and Contribution Agreement dated December 5, 2013 (the “Igloo Purchase Agreement”), pursuant to which the Partnership has agreed to purchase from Golar a 100% ownership interest in the subsidiary that owns and operates the floating storage and regasification unit, the Golar Igloo for an aggregate purchase price of $ 310.0 million.  The Igloo Purchase Agreement is attached hereto as Exhibit 10.1.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094), ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012 AND THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-191909), FILED WITH THE SEC ON OCTOBER 25, 2013.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1  Underwriting Agreement dated December 5, 2013.

5.1  Opinion of Seward & Kissel LLP.

8.1  Opinion of Vinson & Elkins L.L.P. relating to tax matters.

8.2  Opinion of Seward & Kissel LLP relating to tax matters.

10.1 Purchase, Sale and Contribution Agreement dated December 5, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: December 10, 2013	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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